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SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2005 WASH. D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apple Lane Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Main St.
(No. and Street)

Lancaster	MA	01523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Dayna Gant (617) 747-4299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reagan & Company, LLP
(Name – *if individual, state last, first, middle name*)

One Wood Place	Fitchburg	MA	01420
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dayna Gant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apple Lane Group LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

Commission Expires 7/24/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APPLE LANE GROUP, LLC

FINANCIAL STATEMENTS

AND ADDITIONAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS:	
Independent Auditors' Report	1
Balance Sheet	2
Statement of Income	3
Statement of Member's Capital	4
Statement of Cash Flows	5
NOTES TO FINANCIAL STATEMENTS	7
ADDITIONAL INFORMATION:	
Independent Auditors' Report on Additional Information	10
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Exemption Under Rule 15c3-3	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5	13

REAGAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

January 13, 2005
Fitchburg, Massachusetts

To the Member
Apple Lane Group, LLC
2393 Main Street
Lancaster, MA 01523

We have audited the accompanying balance sheet of Apple Lane Group, LLC as of December 31, 2004, and the related statements of income, member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apple Lane Group, LLC at December 31, 2004, and the results of its operations, member's capital, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Reagan + Company, LLP

APPLE LANE GROUP, LLC

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash	$157,713
PROPERTY AND EQUIPMENT, at cost	12,379
Less: Accumulated depreciation	(1,238)
	11,141
Total assets	$168,854

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Accounts payable	$ 5,679
Due to related company	2,500
Total current liabilities	8,179
MEMBER'S CAPITAL	160,675
Total liabilities and member's capital	$168,854

The accompanying notes and independent auditors' report are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	$688,351
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:	
Travel and entertainment	20,830
Professional expenses	15,848
General and administrative	12,898
Telephone	6,439
Depreciation	1,238
Total	57,253
NET INCOME	$631,098

The accompanying notes and independent auditors' report are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE AT JANUARY 1, 2004	$ --
CAPITAL CONTRIBUTIONS	32,000
NET INCOME	631,098
DISTRIBUTIONS TO MEMBER	(502,423)
BALANCE AT DECEMBER 31, 2004	$160,675

The accompanying notes and independent auditors' report are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from clients	$ 688,351
Cash paid for operating expenses	(50,336)
Net cash provided by operating activities	638,015
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of computer equipment	(12,379)
Net cash used for investing activities	(12,379)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Member	(502,423)
Capital contributions received	32,000
Cash received from related company	2,500
Net cash used for financing activities	(467,923)
NET INCREASE IN CASH	157,713
CASH – BEGINNING OF YEAR	--
CASH – END OF YEAR	$ 157,713

The accompanying notes and independent auditors' report
are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF CASH FLOWS
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2004

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

Net income	$631,098
Adjustments to reconcile net income to net cash Provided by operating activities:	
Depreciation	1,238
Changes in assets and liabilities:	
Increase in accounts payable	5,679
Total adjustments	6,917
Net cash provided by operating activities	$638,015

The accompanying notes and independent auditors' report are an integral part of these financial statements.

1. THE COMPANY AND NATURE OF OPERATIONS:

Apple Lane Group, LLC (the Company) was formed on November 13, 2003 as a Massachusetts Limited Liability Company and became a NASD registered broker/dealer on June 1, 2004. The Company is engaged in the business of providing consulting services to senior level management of business entities and acts as a placement agent in the issuance of private placement securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Method of Accounting

The financial statements have been prepared using the accrual basis of accounting; therefore, revenue is recognized when earned, and expenses are recognized when incurred.

b. Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from the estimates made in the preparation of these financial statements.

c. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term cash investments with a maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

d. Property and Equipment

Property and equipment is recorded at cost. Major replacements and betterments to equipment are capitalized, whereas routine maintenance, repairs and minor replacements are charged to expense as incurred.

Depreciation expense is computed on the straight-line method for financial reporting purposes and on the MACRS method for income tax purposes using the estimated lives of individual assets as follows:

	Number of Years
Computer equipment	5

e. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). Under the provisions of the Internal Revenue Code for LLC's, the Company is treated as a Sole Proprietorship for income tax reporting purposes and, therefore, is not subject to income taxes. Income or losses of the Company are includable in the Member's individual income tax returns.

3. CONCENTRATION OF CREDIT RISK:

During the year ended December 31, 2004, the Company performed a significant amount of work for three (3) unrelated clients. The revenue related to these significant clients included in the accompanying statement of income is as follows:

Client A	$420,570
Client B	132,522
Client C	87,502

The Company maintains its cash in an account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $149,534 which was $144,534 in excess of its required net capital of $5,000. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was .05 to 1.

Independent Auditors' Report On Additional Information

Our audit of the financial statements of Apple Lane Group, LLC as of December 31, 2004, and for the year then ended, was intended primarily for the purpose of formulating an opinion on the basic financial statements taken as a whole.

The additional information presented in the following pages has been taken primarily from accounting and other records of the Company and is not necessary for fair presentation of its financial position, results of its operations or its cash flows in order to be in conformity with accounting principles generally accepted in the United States of America. The additional information has not been subjected to tests and other auditing procedures sufficient to enable us to express an opinion as to the fairness of the details included therein and, accordingly, we do not express an opinion on the additional information.

Reagan + Company, LLP

APPLE LANE GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

NET CAPITAL	
Total member's capital	$160,675
Deduct nonallowable asset:	
Property and equipment, net	11,141
NET CAPITAL	$149,534
AGGREGATE INDEBTEDNESS	$ 8,179
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required – 6 2/3% of total aggregate Indebtedness, but not less than $5,000	$ 5,000
EXCESS OF NET CAPITAL OVER REQUIREMENT	$144,534
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.05 to 1

There are no material differences from the above computations and the Company's corresponding unaudited Part II-A filings of December 31, 2004.

APPLE LANE GROUP, LLC

EXEMPTION UNDER RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2004

The Company claims exemption under the provisions of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

REAGAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report On Internal Accounting

Control Required By SEC Rule 17a-5

To the Member
Apple Lane Group, LLC

In planning and performing our audit of the financial statements of Apple Lane Group, LLC (the Company) for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures, for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Apple Lane Group, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g):(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for clients or perform custodial functions relating to client securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph; and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REAGAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report On Internal Accounting

Control Required By SEC Rule 17a-5

(Continued)

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2004; and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2004.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Reagan + Company, LLP